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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ---------------

                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                ---------------


                         NATIONAL EDUCATION CORPORATION
                           (Name of Subject Company)
                         NATIONAL EDUCATION CORPORATION
                      (Name of Person(s) Filing Statement)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    63577110
                     (CUSIP Number of Class of Securities)


                                ---------------


                            PHILIP C. MAYNARD, ESQ.
                         NATIONAL EDUCATION CORPORATION
                          2601 MAIN STREET, SUITE 700
                            IRVINE, CALIFORNIA 92614
                                 (714) 474-9400
               (Name and address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                with a copy to:

                              ALVIN G. SEGEL, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 900
                       LOS ANGELES, CALIFORNIA 90067-4276
                                 (310) 277-1010


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        This Statement, which is being filed by National Education Corporation, a Delaware corporation (the "Company"), constitutes Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9"), filed with the Securities and Exchange Commission (the "Commission") on May 2, 1997, with respect to the tender offer by Harcourt General, Inc., a Delaware corporation ("Harcourt"), and Nick Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Harcourt, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, at $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1997, as amended and supplemented by the supplement thereto dated May 14, 1997. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9.

        Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the
Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND

        Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

        Pursuant to an Agreement dated May 30, 1997, by and between Harcourt and Steck-Vaughn Publishing Corporation, a Delaware corporation ("Steck-Vaughn"), a copy of which is filed as Exhibit (c)(9) to this Statement and incorporated herein by reference (the "Steck-Vaughn Agreement"), Harcourt has agreed that, until June 4, 2000, Harcourt shall not consummate any Business Combination (as such term is defined in Section 203 of the Delaware General Corporation Law) with Steck-Vaughn unless and until each of the following steps have been complied with: (i) any proposed Business Combination shall be submitted by Harcourt in writing to the Board of Directors of Steck-Vaughn; (ii) the Board of Directors of Steck-Vaughn shall appoint a committee of the Board (the "Committee") comprised solely of Disinterested Directors; (iii) the Committee may retain such financial and legal advisors as it deems necessary or desirable, at the sole cost and expense of Steck-Vaughn; (iv) the Business Combination shall not be consummated unless and until the Committee has affirmatively recommended its approval by the Board of Directors, finding that the terms of such Business Combination are fair to the shareholders of Steck-Vaughn, other than NEC and Harcourt; and (v) the Business Combination is approved by a majority of Steck-Vaughn's Board of Directors, including a majority of the Disinterested Directors.

        In order to effectuate the foregoing during such three-year period, Harcourt will cause Steck-Vaughn's Board to at all times have at least three Disinterested Directors and, subject to their willingness to serve, will invite the following outside directors (Messrs. Jaffe, Justiz, Klein and Lind) to serve initially as Disinterested Directors) and, if a Committee is formed, so long as such individuals remain Disinterested Directors, to constitute a majority of the members of such Committee.

        For purposes of the Steck-Vaughn Agreement, the term "Disinterested Director" means a member of the Board of Directors of Steck-Vaughn who is not an officer, director, employee or affiliate of Harcourt, NEC (after the merger of NEC with the Purchaser) or their respective affiliates, who does not have a direct or indirect material financial interest in Harcourt, NEC, or its affiliates, and who would be deemed to be an outside director qualified to serve on the audit committee of Steck-Vaughn under the rules of the New York Stock Exchange.

        Pursuant to the Steck-Vaughn Agreement, following consummation of the Offer, if requested by Harcourt, and subject to complying with applicable requirements of the Commission, Steck-Vaughn and the Board of Directors of Steck-Vaughn have agreed to promptly take all action necessary, including increasing the size of the Board of Directors, to cause a number of designees of Harcourt to be elected to the Steck-Vaughn Board of Directors such that the Harcourt designees will constitute a majority of the entire Board of Directors of Steck-Vaughn. In addition, pursuant to the Steck-Vaughn Agreement, following consummation of the Offer, Steck-Vaughn and the Board of Directors of Steck-Vaughn have agreed to promptly take all action necessary, including increasing the size of the Board of Directors, to cause a number of designees of Harcourt to be elected to the Steck-Vaughn Board of Directors such that the Harcourt designees will constitute half of the entire Board of Directors of Steck-Vaughn.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                DESCRIPTION                                      PAGE
-------                               -----------                                  ------------
Exhibit (a)(1)     Press Release, dated May 1, 1997, issued by National
                   Education Corporation ........................................       *

Exhibit (a)(2)     President's Letter to the Stockholder, dated May 2, 1997 .....       *

Exhibit (a)(3)     Fairness Opinion of BZW, dated May 12, 1997 ..................      ***

Exhibit (a)(4)     Joint Press Release, dated May 13, 1997, issued by National
                   Education Corporation and Harcourt General, Inc. .............       **

Exhibit (a)(5)     President's Letter to the Stockholder, dated May 14, 1997 ....      ***

Exhibit (c)(1)     1986 Stock Option and Incentive Plan, as amended .............       *

Exhibit (c)(2)     Amended and Restated 1990 Stock Option and Incentive Plan ....       *

Exhibit (c)(3)     Amended and Restated 1991 Directors' Stock Option
                   and Award Plan ...............................................       *

Exhibit (c)(4)     National Education Corporation Supplemental Executive
                   Retirement Plan, as amended ..................................       *

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
                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                DESCRIPTION                                      PAGE
-------                               -----------                                  ------------
Exhibit (c)(5)     Supplemental Benefit Plan for Non-Employee Directors .........       *

Exhibit (c)(6)     Executive Employment Agreement between National Education
                   Corporation and Sam Yau ......................................       *

Exhibit (c)(7)     Agreement and Plan of Merger, dated as of May 12, 1997, among
                   National Education Corporation, Harcourt General, Inc.
                   and Nick Acquisition Corporation .............................      ***

Exhibit (c)(8)     Settlement Agreement, dated May 12, 1997, among National
                   Education Corporation, Sylvan Learning Systems, Inc.
                   and Harcourt General, Inc. ...................................      ****

Exhibit (c)(9)     Agreement, dated May 30, 1997, between Harcourt General, Inc.
                   and Steck-Vaughn Publishing Corporation ......................        -

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   * Previously filed as an exhibit to, or incorporated by reference to a previously filed document in, the Schedule 14D-9

  ** Previously filed as an exhibit to Amendment No. 1 to the Schedule 14D-9

 *** Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-9

**** Previously filed as an exhibit to Amendment No. 3 to the Schedule 14D-9
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 5, 1997                  NATIONAL EDUCATION CORPORATION



                                       By:  /s/ Philip C. Maynard
                                            ---------------------------------
                                            Name:  Philip C. Maynard
                                            Title: Vice President,
                                                   Secretary and General Counsel